                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              Electric City Corp.
                     ----------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.0001 per share
               ---------------------------------------------
                        (Title of Class of Securities)

                                      284868 10 6
                     ----------------------------
                                (CUSIP Number)

                            Andrew N. Siegel, Esq.
                       Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                           New York, New York 10036
                                (212) 761-4000

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                   COPY TO:

                             Joshua N. Korff, Esq.
                               Kirkland & Ellis
                            153 East 53rd Street
                           New York, New York 10022
                                (212) 446-4800

                               September 7, 2001
                     ---------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     [Repeat following page as necessary]
                              Page 1 of [_] Pages

--------------------------                             -------------------------
CUSIP No. 284868 10 6                   13D                Page  2  of  5  Pages
                                                                ---    ---
--------------------------                             -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Morgan Stanley Dean Witter & Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,830,217 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,830,217
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,830,217 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.8% See Items 4 and 5
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, IA
------------------------------------------------------------------------------

--------------------------                               -----------------------
CUSIP No. 284868 10 6                   13D               Page  3  of  5  Pages
                                                               ---    ---
--------------------------                               -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Morgan Stanley Dean Witter Equity Funding, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,538,706 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,538,706
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,538,706 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

--------------------------                               -----------------------
CUSIP No. [284868106]                   13D               Page  4  of  5  Pages
                                                               ---    ---
--------------------------                               -----------------------

                     [Repeat following page as necessary]

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Originators Investment Plan, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             291,511 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          291,511
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      291,511 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9% See Items 4 and 5
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

--------------------------                                ----------------------
CUSIP No. [284868106]                   13D                Page  5  of  5  Pages
                                                                ---    ---
--------------------------                                ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      MSDW OIP Investors, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             291,511 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          291,511
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      291,511 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

     Item 1.  Security and Issuer.

     The class of equity security to which this statement relates is the common stock, $0.0001 par value per share (the "Common Stock"), the Series A
                                          ------------
Convertible Preferred Stock, $.01 par value per share ("Series A Preferred
                                                        ------------------
Stock"), warrants to purchase the Series A Preferred Stock (the "Preferred Stock
------                                                           ---------------
Warrants") and warrants to purchase the Common Stock  (the "Common Stock
--------                                                    ------------
Warrants") of Electric City Corp., a Delaware corporation (the "Company").  The
--------                                                        -------
name and address of the principal executive offices of the Company are 1280 Landmeier Road, Elk Grove Village, Illinois 60007.

     The summary descriptions of certain agreements, documents and instruments contained in this Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements, documents and instruments, which are filed as exhibits hereto and incorporated herein by reference.

     Item 2.  Identity and Background.

     This statement is being jointly filed by each of the following persons (collectively, the "Reporting Persons" pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13
                                             ----------
of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1)
                                                         ------------
Morgan Stanley Dean Witter & Co. ("MSDW"), (2) Morgan Stanley Dean Witter Equity Funding, Inc. ("Equity Funding"), (3) Originators Investment Plan, L.P.
                --------------
("Originators") and (4) MSDW OIP Investors, Inc. ("OIP").  Each of the Reporting
-------------                                      ---
Persons is a business organization organized under the laws of the jurisdictions set forth on the cover pages to this report.

     The Reporting Persons may be deemed to be members of a group, within the meaning of Section 13(d)(3) of the Exchange Act with EP Power Finance, L.L.C., Newcourt Capital USA Inc. and Duke Capital Partners, LLC (collectively, the "Additional Investors") by virtue of the Investors Rights Agreement,
---------------------
Stockholders Agreement and Stock Trading Agreement described below. The Reporting Persons disclaim beneficial ownership of the Company securities owned by the Additional Investors and have determined to file this Schedule 13D separately from the Additional Investors.

     Equity Funding is a wholly owned subsidiary of MSDW. The sole general partner of Originators is OIP, a wholly owned subsidiary of MSDW.

     The name, business address and present principal occupation or employment of each of the executive officers and directors of Equity Funding, OIP, and MSDW are set forth on Exhibits 2, 3 and 4 hereto, respectively, which are incorporated herein by reference. Except as indicated on the Exhibits 2, 3 and 4, each natural person identified is a citizen of the United States.

     During the last five years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons listed on Exhibits 2, 3 or 4 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The address of the principal business and office of MSDW, Equity Funding, Originators and OIP is 1585 Broadway, New York, New York 10036.

     Item 3.  Source and Amount of Funds or Other Consideration.

     Equity Funding and Originators and three other investors entered into the Securities Purchase Agreement, dated as of July 31, 2001 with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's
------------------------------
securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, Equity Funding and Originators collectively purchased $4,000,000 of the Company's securities as described more fully below.

     The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Equity Funding came from the working capital of Equity Funding. The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Originators, were contributed by the limited partners of Originators.

     The Reporting Persons are currently deemed to have beneficial ownership of the securities issued pursuant to the Securities Purchase Agreement because Equity Funding and Originators directly own Common Stock or have the right to acquire Common Stock indirectly through the conversion of the Preferred Stock or the exercise of the Preferred Stock Warrants and the Common Stock Warrants, as applicable, within sixty days of September 7, 2001.

     It is anticipated that the exercise by Originators of the Preferred Stock Warrants and the Common Stock Warrants will be done either on a net exercise basis or through additional capital contributions by Originators' limited partners. It is anticipated that the exercise by Equity Funding of the Preferred Stock Warrants and the Common Stock Warrants will be done either on a net exercise basis or by using the working capital of Equity Funding.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

     Item 4.  Purpose of Transaction.

          Equity Funding and Originators acquired for investment purposes $3,800,000 and $200,000, respectively, of the Company's Convertible Preferred Stock, Preferred Stock Warrants, shares of Common Stock and Common Stock Warrants pursuant to the Securities Purchase Agreement.

     The Company's board of directors is currently comprised of eight members. Under the terms of the Securities Purchase Agreement, holders of the Convertible Preferred Stock have the right to elect up to four additional directors, at which time the Company's board of directors will consist of 12 directors.
Equity Funding and Originators collectively have the right to elect one director of the Company, but as of the date hereof have not yet selected an individual to serve on the Company's Board of Directors.

     Equity Funding and Originators expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Equity Funding and Originators may
(1) convert the Convertible Preferred Stock into Common

Stock, (2) exercise the Preferred Stock Warrants, and hold the Preferred Stock issued in connection therewith or subsequently convert such stock into Common Stock, or (3) exercise the Common Stock warrants for investment purposes. Equity Funding and Originators may make additional purchases of the Company's Common Stock. Equity Funding and Originators may, subject to the Investor Rights Agreement and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock that they hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws.

     Except as set forth above, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedules 2, 3 or 4 to this document, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

     Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own (or are deemed solely for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own) directly or indirectly, an aggregate of 5,830,217 shares of Common Stock, or approximately 15.8% of the Common Stock outstanding on September 7, 2001 (including the number of shares of Common Stock that the Reporting Persons have the right to acquire within 60 days of the date hereof).


(b) Assuming full exercise and conversion, as appropriate, of the securities issued to Equity Funding and Originators under the Securities Purchase Agreement, MSDW may be deemed to have shared voting and dispositive power with respect to the Common Stock, as well as the Common Stock which may be obtained upon conversion of the Preferred Stock, the Preferred Stock Warrants and the Common Stock Warrants owned by Equity Funding and Originators. Assuming full exercise and conversion, as appropriate, of the securities issued to Originators under the Securities Purchase Agreement OIP may be deemed to have shared voting and dispositive power with respect to the Common Stock, as well as the Common Stock which may be obtained upon conversion of the Preferred Stock, the Preferred Stock Warrants and the Common Stock Warrants owned by Originators.

The Reporting Persons disclaim beneficial ownership of the 20,805,481 shares of Common Stock beneficially owned by the Additional Investors. The filing of the
Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock beneficially owned by the Additional Investors or that the Reporting Persons and any of such Additional Investors constitute such a person or group. The Reporting Persons are not responsible for the accuracy of any information filed by any of the Additional Investors.

   (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

   (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (including both those owned directly and those obtainable upon conversion shares of Preferred Stock and exercise of the Preferred Stock Warrants and Common Stock Warrants) of the Company reported by this statement.

   (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.


   On July 31, 2001, Equity Funding and Originators and three additional investors (the "Additional Investors") entered into the Securities Purchase
                --------------------
Agreement with the Company. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Pursuant to the terms of the Securities Purchase Agreement, Equity Funding and Originators and the Additional Investors collectively purchased $16,000,000 in aggregate amount of the Company's Convertible Preferred Stock, warrants to purchase Convertible Preferred Stock, shares of the Common Stock and warrants to purchase Common Stock.

Equity Funding purchased for $3,800,000 the following securities:

   - 380,000 shares of Preferred Stock;
   - warrants to purchase 95,000 shares of Preferred Stock at an initial exercise price of $10.00 per share;
   - 76,206 shares of Common Stock; and
   - warrants to purchase 712,500 shares of Common Stock at an initial exercise price of $1.00 per share.

   Originators purchased for $200,000 the following securities:

   - 20,000 shares of Preferred Stock;
   - warrants to purchase 5,000 shares of Convertible Preferred Stock at an initial exercise price of $10.00 per share;
   - 4,011 shares of Common Stock; and
   - warrants to purchase 37,500 shares of Common Stock at an initial exercise price of $1.00 per share.

     The Preferred Stock is convertible beginning on November 6, 2001 into shares of Common Stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Based on the initial conversion ratio, Equity Funding and Originators have the right to acquire 4,750,000 and 250,000 shares of Common Stock, respectively, as a result of the exercise of the Preferred Stock warrants and the conversion of the Preferred Stock. Each outstanding share of Preferred Stock will be entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Convertible Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

     Pursuant to the terms of the Preferred Stock, Equity Funding and Originators (counted as one investor) and each of the Additional Investors have the right to elect 1 director of the twelve-member board of directors, subject to decrease depending on the number of shares of Preferred Stock outstanding. As of the date hereof, Equity Funding and Originators have not yet selected an individual to serve of the Company's Board of Directors. Depending on the number of shares of Preferred Stock outstanding, the holders will also have special approval rights to approve certain matters in which the Company proposes to engage.

     In connection with the Securities Purchase Agreement, the Company entered into certain ancillary agreements -- the Investor Rights Agreement, the Stockholders Agreement and the Stock Trading Agreement. Under the terms of the Investor Rights Agreement, dated as of July 31, 2001 (the "Investor Rights Agreement"), which became effective on September 7, 2001, Equity Funding and Originators and the Additional Investors have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Securities Purchase Agreement. The Additional Investors and Equity Funding and Originators, collectively, have the right to demand an aggregate of four registrations, each representing at least $5 million of market value. The Additional Investors and Equity Funding and Originators are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, the investors and Equity Funding and Originators have a right of first offer with respect to future sales by the Company of their capital stock to permit such parties to maintain their percentage ownership interests.

     On July 31, 2001, the Additional Investors and the Company entered into the Stockholders Agreement (the "Stockholders Agreement"), which became effective on September 7, 2001. Under the Stockholders Agreement, each investor (with Equity Funding and Originators collectively counted as one investor) has the right to designate one member to the Board of Directors and to have a representative attend all meetings of the Board of Directors as a board observer so long as it holds at least 200,000 shares of Convertible Preferred Stock. Additionally, the Additional Investors and the Company have agreed that for so long as an additional investor owns at least 2,000,000 shares of Common Stock, subject to adjustments, a representative of such investor is entitled to attend all meetings of the Board of Directors as an observer if such investor does not have a designated board member. Each investor also agrees that if it converts more than 50% of the Convertible Preferred Stock it purchases under the Securities Purchase Agreement, it will, at the request of the Company, convert the remainder of its Convertible Preferred Stock.

     On July 31, 2001, the Additional Investors, Equity Funding and Originators and certain officers of the Company entered into the Stock Trading Agreement (the "Stock Trading Agreement") that limits their ability to sell Common Stock into the public market. The Stock Trading Agreement became effective on September 7, 2001. The parties to the Stock Trading Agreement may not sell their shares of Common Stock until the Company has completed a qualified primary offering, as set forth in the Stock Trading Agreement, without complying with the sale restrictions set forth in such agreement. If the Company does not complete a qualified public offering within 18 months after the closing of the Securities Purchase Agreement, the parties may sell their shares subject to certain trading volume and block sale limitations set forth in the Stock Trading Agreement.

     Each party to the Stock Trading Agreement and the Company has a right of first offer if any other party to the Stock Trading Agreement intends to sell its shares in a private transaction. The Stock Trading Agreement will terminate September 7, 2004. However, if a qualified primary offering is completed within three years after the Stock Trading Agreement becomes effective, the Stock Trading Agreement will terminate 18 months after the completion of the qualified primary offering.

     Except as set forth above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be filed as Exhibits.

     EXHIBIT
     NO.                 DESCRIPTION


     1.        Joint Filing Agreement.

     2.        Officers and Directors of Morgan Stanley Dean Witter Equity
               Funding, Inc.

     3.        Officers and Directors of MSDW OIP Investors, Inc.

     4.        Officers and Directors of Morgan Stanley Dean Witter & Co.

     5. Secretary's Certificate confirming power of Peter R. Vogelsang to sign on behalf of Morgan Stanley Dean Witter & Co.

     6. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.**

     7. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

     8. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

     9. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.**

     10. Form of Warrant Certificate to Purchase Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp. (incorporated by reference to Exhibit E to Exhibit 6 hereto).

     11. Form of Warrant Certificate to Purchase Shares of Series A Preferred Stock, Par Value $0.01 Per Share, of Electric City Corp. (incorporated by reference to Exhibit D to Exhibit 6 hereto).


  ** Filed as an Exhibit by the Company in its Quarterly Statement on Form 10-QSB filed on August 13, 2001.

                                  SIGNATURES
                                  ----------

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: September 17, 2001


                           Morgan Stanley Dean Witter & Co.



                           By:   /s/ Peter R. Vogelsang
                           Name: Peter R. Vogelsang
                           Its: Authorized Signatory

                           Morgan Stanley Dean Witter Equity Funding, Inc.

                           By: /s/ James T. Keane
                           Name: James T. Keane
                           Its: Vice President

                            MSDW OIP Investors, Inc.


                           By: /s/ James T. Keane
                           Name: James T. Keane
                           Its: Vice President

                            Originators Investment Plan, L.P.

                            By MSDW OIP Investors, Inc. as General Partner

                           By: /s/ James T. Keane
                           Name: James T. Keane
                           Its: Vice President